May 13, 2015

VIA EDGAR

Ms. Alla Berenshteyn

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Cara Therapeutics, Inc. (the “Company”)
Form S-3, File No. 333-203072

Dear Ms. Berenshteyn:

The Company hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:30 p.m. (Eastern time) on Wednesday, May 13, 2015, or as soon as practicable thereafter.

The Company further acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CARA THERAPEUTICS, INC.

	By:	/s/ Josef Schoell
Josef Schoell
Chief Financial Officer

cc: Darren K. DeStefano, Cooley LLP